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07004996

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 East Maple Street
(No. and Street)

El Segundo (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Demarest (310) 414-4535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH, D.C.
185
SECTION

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Demarest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public


DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH., D.C.
185
SECTION

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Manhattan Beach Trading Financial Services, Inc.

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. (the Company) as of December 31, 2006 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Elizabeth Tractenberg
Elizabeth Tractenberg, CPA

Los Angeles, California
January 30, 2007

415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 1,995,556
Clearing deposit	54,227
Commissions receivable - clearing house	582,125
Commissions receivable - other	133,776
Investment error account - net	1,022
Prepaid expenses	44,898
TOTAL ASSETS	$ 2,811,604

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commission payable	$ 286,042
Accounts payable	193,164
Due to parent company	565,370
TOTAL LIABILITIES	1,044,576
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 shares issued	$ 10,000
Capital in excess of par value	513,346
Retained earnings	1,243,682
TOTAL STOCKHOLDER'S EQUITY	1,767,028
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,811,604

See Accompanying Notes to Financial Statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions income	$	108,846
Error account		42,676
Interest and Dividend income		127,829
Money market rebates		154,338
Mutual funds		178,120
Options		531,570
OTC equities		8,622,166
Trade fees		152,641
Trading profits		732,200
Transaction fees		1,641,231
Other revenue		34,409
TOTAL REVENUES		12,326,026
DIRECT COSTS		
Clearing charges		1,497,775
Commissions		2,362,609
Floor brokerage charges		136,706
Market data services		563,382
Quotation services		558,412
TOTAL DIRECT COSTS		5,118,884
GROSS PROFITS		7,207,142
OPERATING EXPENSES		
Consuslting fees		15,700
Dues and subscriptions		5,921
Finder fee		12,396
Insurance		8,214
Interest		8,581
NASD assessments and fees		97,253
Office expenses		12,471
Outside services		24,501
Professional fees		78,241
Support services MBT Inc.		5,175,475
Telephone		168,326
All other expense		18,928
TOTAL OPERATING EXPENSES		5,626,007
INCOME BEFORE TAX PROVISION		1,581,135
INCOME TAX PROVISION		0
NET INCOME	$	1,581,135

See Accompanying Notes to Financial Statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings
Balance, December 31, 2005	10,000	$ 10,000	$ 513,346	$ 677,547
Distribution				(1,015,000)
Net Income				1,581,135
Balance, December 31, 2006	10,000	$ 10,000	$ 513,346	$ 1,243,682

See Accompanying Notes to Financial Statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 1,581,135
Adjustment to reconcile net income to	
cash used in operating activities:	
Commissions receivable - clearing house	81,659
Commissions receivable - other	(133,776)
Clearing deposit	(262)
Investment error account	(1,022)
Prepaid expenses	(4,860)
Due from related company	500,000
Accrued customers' rebates	
Accounts payable	(21,753)
Commission payable	179,239
Due to parent company	154,447
Net cash provided in operating activities	2,334,807
Cash Flows from Acquisition Activities:	0
Cash Flows from Financing Activities:	
Distribution	(1,015,000)
Net decrease in cash and cash equivalent	1,319,807
Cash at beginning of year	675,749
Cash at end of year	$ 1,995,556

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealers, Inc. in May 1993. The Company is a wholly owned subsidiary of Manhattan Beach Trading, Inc. The Company does not hold customers' funds or securities.

Cash and Cash Equivalents

The Company maintains various checking and savings accounts each over the $100,000 insurance limit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was $1,512,801, which was $1,262,801 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital was 1.11 to 1.

NOTE 3 - OFF BALANCE - SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company.
The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2006

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent company whereby the parent pays all the brokers and staff salaries and certain overhead expenses of all its related companies. Charges for the year 2006 were $5,175,475 of which $565,370 remained unpaid at year's end.

See Note 6 for income taxes paid by the parent company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has an agreement with its clearing broker whereby a penalty is charged for early termination, $68,572 has been recorded as of December 31, 2006. Total termination fee of $202,200 is reported on page 8, Computation of Net Capital.

NOTE 6 – INCOME TAXES

The Company is a Qualified Sub Chapter S (QSS) Corporation for tax purposes. A QSS corporation passes its income or loss directly to its parent company stockholder who includes the Company's accounts in its tax files. No Federal or state income tax is charged back to the Company.

NOTE 7 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

Reserves are computed on a monthly basis.

NOTE 8 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Manhattan Beach Trading Financial Services, Inc. clears all transactions with and for customers and promptly forwards checks and securities in compliance with the exemptive provision under SEC Rule 15c3-3(k)(2)(ii).

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 1,767,028
Nonallowable assets:	
Prepaid expenses	(44,898)
Haircuts	(2,129)
Fidelity Bond	(5,000)
Termination fee	(202,200)
NET CAPITAL	$ 1,512,801

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	69,673
Minimum dollar net capital required	250,000
Net Capital required (greater of above amounts)	250,000
EXCESS CAPITAL	$ 1,262,801
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,408,343

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 1,044,576
Percentage of aggregate indebtedness to net capital	110.9%

RECONCILIATION
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

UNAUDITED	$ 1,512,799
Less:	
Rounding	2
AUDITED	$ 1,512,801

See accompanying notes to financial statements

PART II

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Manhattan Beach Trading Financial Services, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Manhattan Beach Trading Financial Services, Inc. (the Company) for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Maia Securities, Inc
City of Industry, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA

Los Angeles, California
January 30, 2007

END